UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

NAVISTAR INTERNATIONAL CORPORATION
(Name of the Issuer)

Navistar International Corporation
TRATON SE
Volkswagen AG
Dusk Inc.
TRATON US Inc.
(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

63934E108
(CUSIP Number of Class of Securities)

Curt Kramer Navistar International Corporation 2701 Navistar Drive Lisle, IL 60532 (331) 332-3186	Dr. Klaus Schartel TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70	Dr. Marcus Hellmann Volkswagen AG Berliner Ring 2 38440 Wolfsburg, Germany +49-5361-9-0

Do Young Kim Dusk Inc. c/o TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70	Do Young Kim TRATON US Inc. c/o TRATON SE Dachauer Str. 641 80995 München +49 89 36098 70
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Frank Aquila Scott B. Crofton Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	George R. Bason, Jr. Michael Davis Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	Peter Cohen-Millstein Linklaters LLP 1290 Avenue of the Americas New York, NY 10104

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a‑1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e‑3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,719,682,063.30	$405,817.31

*
Solely for the purpose of calculating the filing fee, the aggregate value of the transaction was calculated as the sum of: (A) 99,602,271 shares of common stock, par value $0.10 per share (the “common stock”), issued and outstanding as of December 17, 2020 less 16,629,667 shares of common stock owned by TRATON SE and its subsidiaries, multiplied by $44.50; (B) 70,182 shares of Series D Convertible Junior Preference Stock, par value $1.00 per share (the “Series D Stock”), issued and outstanding as of December 17, 2020, multiplied by 0.3125 (which is the conversion rate of Series D Stock to common stock), multiplied by $44.50; (C) 980,029 shares of common stock, which is the total of 1,346,135 shares issuable upon the exercise of the Company’s outstanding options, warrants and rights minus 306,515 restricted stock units, 31,091 deferred share units, and 28,500 premium share units, issuable upon the exercise of stock options with an exercise price of less than $44.50, multiplied by $10.34 (which is the difference between $44.50 and the weighted average exercise price of $34.16 for such options, warrants and rights); and (D) 366,106 shares of common stock underlying restricted stock units, which is the sum of 306,515 restricted stock units, 31,091 deferred share units and 28,500 premium share units, multiplied by $44.50.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act was calculated by multiplying $3,719,682,063.30 by 0.00010910.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$405,817.31	Filing Party:	Navistar International Corporation
Form or Registration No.:	Schedule 14A	Date Filed:	December 22, 2020

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) Navistar International Corporation, a Delaware corporation (“Navistar”), the issuer of the shares of common stock, par value $0.10 per share (the “Common Stock”) and shares of Series D Convertible Junior Preference Stock of Navistar, par value $1.00 per share (the “Series D Stock”) that are the subject of the Rule 13e‑3 transaction; (b) TRATON SE, a Societas Europaea (“TRATON”); (c) Dusk Inc., a Delaware corporation and a wholly owned indirect subsidiary of TRATON (“Merger Sub”); (d) TRATON US Inc., a Delaware corporation and a wholly owned indirect subsidiary of TRATON; and (e) Volkswagen AG, a German stock corporation (“Volkswagen”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated November 7, 2020 (the “Merger Agreement”), by and among Navistar, TRATON and Merger Sub. The Merger Agreement provides that Merger Sub will merge with and into Navistar, with Navistar continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned indirect subsidiary of TRATON (the “Merger”).

If the Merger is completed, subject to the terms of the Merger Agreement, each outstanding share of Common Stock will automatically be converted into the right to receive an amount in cash equal to $44.50, without interest, other than shares of Common Stock (i) owned by (x) TRATON or any of its subsidiaries; or (y) Navistar as treasury stock (x) and (y), which shares we refer to as “excluded shares”; and (ii) stockholders who have not voted in favor of the Merger and properly and validly perfected their statutory rights of appraisal in accordance with Section 262 of the Delaware General Corporation Law, which shares will be canceled without payment of any consideration therefor and will cease to exist. The sole share of Series B Nonconvertible Junior Preference Stock, $1.00 par value (the “Series B Stock”), issued and outstanding immediately prior to the effective time of the Merger, will be unaffected by the Merger and will remain outstanding as one share of Series B Stock of the surviving corporation with the same rights, powers, preferences and privileges attributable to the sole share of Series B Stock immediately prior to the effective time of the Merger. Each share of Series D Stock outstanding immediately prior to the effective time of the Merger will be converted into an amount in cash, without interest, equal to the portion of the per share merger consideration, $44.50 per share of Common Stock, that would have been payable in respect of such share of Series D Stock had such share converted into Common Stock pursuant to the terms of the certificate of incorporation of Navistar immediately prior to the effective time of the Merger. Treatment of outstanding equity plan awards under Navistar’s equity incentive plans is described in greater detail in the Proxy Statement (defined below) under “The Merger—Treatment of Outstanding Equity Plan Awards,” and “The Merger Agreement—Treatment of Common Stock and Equity Plan Awards.” Further, following completion of the Merger, the shares of Common Stock and the Series D Stock will cease to be listed on the New York Stock Exchange and registration of the Common Stock and the Series D Stock under the Exchange Act will be terminated.

The Merger and the Merger Agreement have been approved by the executive board and the supervisory board of TRATON, the management board and supervisory board of Volkswagen, the board of directors of Merger Sub and the board of directors of Navistar.

Concurrently with the filing of this Transaction Statement, Navistar is filing a notice of meeting and a proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act, with respect to the annual meeting of stockholders, at which the stockholders will be asked to consider and vote on (1) a proposal to adopt and approve the Merger Agreement (the “Merger Proposal”), (2) a proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Navistar’s named executive officers in connection with the Merger (the “Merger Compensation Proposal”) and (3) a proposal to approve the adjournment or postponement of the Annual Meeting, if necessary, to continue to solicit votes for the Merger Proposal, in addition to other proposals unrelated to the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. Adoption and approval of the Merger Proposal requires the affirmative vote of a majority of the shares of Common Stock outstanding and entitled to vote on such proposal.

The approval of the Merger Proposal is a condition to the completion of the Merger.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Annual Meeting and the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address.

Navistar International Corporation
2701 Navistar Drive
Lisle, IL 60532
(331) 332-2143

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary about the Annual Meeting”
“Questions and Answers about the Annual Meeting and the Merger”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Common Stock and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Common Stock and Dividend Information”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Proposal 1 – Merger Proposal – Parties to the Merger”
“Proposal 3 – Election of Directors – Board of Directors”
“Important Additional Information Regarding the Purchaser Group Members – Purchaser Group Members”
“Important Additional Information Regarding the Purchaser Group Members – Directors and Officers”
“Where You Can Find More Information”

The name, business address, present principal employment and citizenship of each director and executive officer of Navistar are set forth below. Unless otherwise noted, each director and officer has held his or her present principal employment for the past five years.

As of December 17, 2020, the directors and executive officers of Navistar beneficially owned and were entitled to vote, in the aggregate, 16,648,568 shares of Common Stock (not including any shares of such Common Stock deliverable upon exercise or conversion of any options, stock appreciation rights, or restricted shares), representing approximately 16.7% of the outstanding voting power of Common Stock.

During the past five years, none of the directors or officers listed below has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Present Principal Employment	Business Address	Other Material Occupations or Employment in past 5 years and address (if applicable)	Citizenship
Directors
Troy A. Clarke	Executive Chairman and Chairman of the Board of Navistar (since June 2020)	2700 Navistar Dr. Lisle, IL 60532	President and CEO of Navistar (August 2012 to June 2020) 2700 Navistar Dr. Lisle, IL 60532	USA
José María Alapont	Retired	N/A	N/A	UK
Stephen R. D’Arcy	Partner of Quantum Group LLC	2301 W. Big Beaver Road, Suite 535 Troy, MI 48084	N/A	USA
Vincent J. Intrieri	President and CEO of VDA Capital Management LLC (since January 2017)	1100 Biscayne Blvd Unit 2001 Miami, FL 33132	Senior Managing Director of Icahn Capital LP (January 2008 to December 2016) 767 5th Avenue 47th Floor New York, NY 10153	USA
Mark H. Rachesky, M.D.	President of MHR Fund Management LLC	1345 Avenue of the Americas 42nd Floor New York, NY 10105	N/A	USA

Christian Schulz	Chief Financial Officer of TRATON SE and its predecessor entities (since June 2018)	Dachauer Str 641 80995 Munich
Head of Business Development for TRATON SE’s predecessor entities (January 2017 to June 2018).
Dachauer Str 641
80995 Munich

Member of the Board of Directors of Navistar (since August 2018).

Director of Controlling Operations Worldwide Mercedes-Benz Cars for Daimler AG (2011 to December 2016). Mercedesstraße 120, 70372 Stuttgart, Germany.

Member of the Board of Directors for Cooperation Manufacturing Plant Aguascalientes, S.A.P.I. de CV (June 2015 to June 2016). Acceso 1 Norte De La Carretera Panamericana Sur KM 112 Aguascalientes, Aguascalientes, 20340 Mexico.

Chairman of the Board of Directors for Mercedes-Benz Manufacturing Hungary K.f.t. (January 2015 to June 2016). Mercedes Út 1. Kecskemét, 6000 Hungary.

Germany
Kevin M. Sheehan	Retired (since June 2018)	N/A
President and Chief Executive Officer of Scientific Games (August 2016 to June 2018)
6601 Bermuda Road
Las Vegas, NV 89119

John J. Phelan, Jr. Distinguished Visiting Professor of Business at Adelphi University (February 2015 to August 2016)
1 South Ave.
Garden City, NY 11530

President of Norwegian Cruise Line Holdings Ltd. (August 2010 to January 2015)
7665 Corporate Center Drive
Miami, FL 33126
USA
Dennis A. Suskind	Retired	N/A	N/A	USA
Janet T. Yeung	Principal and General Counsel of MHR Fund Management LLC	1345 Avenue of the Americas 42nd Floor New York, NY 10105	N/A	USA
Jeffrey A. Dokho	Director of the UAW Research Department (since May 2020)	8000 East Jefferson Detroit, MI 48214	Assistant Director of the UAW Research Department (March 2013 to May 2020) 8000 East Jefferson Detroit, MI 48214	USA

Executive Officers
Persio v. Lisboa	President and Chief Executive Officer of Navistar (since June 2020)	2700 Navistar Dr. Lisle, IL 60532
Executive Vice President and Chief Operating Officer of Navistar (March 2017 to June 2020)
2700 Navistar Dr.
Lisle, IL 60532

President, Operations of Navistar, Inc. (November 2014 to March 2017)
2700 Navistar Dr.
Lisle, IL 60532
USA
Walter G. Borst	Executive Vice President and Chief Financial Officer of Navistar	2700 Navistar Dr. Lisle, IL 60532	N/A	USA
William V. McMenamin	President, Financial Services and Treasurer of Navistar President of Navistar Financial Corporation	2700 Navistar Dr. Lisle, IL 60532	N/A	USA
Curt A. Kramer	Senior Vice President and General Counsel of Navistar (since April 2017)	2700 Navistar Dr. Lisle, IL 60532	Associate General Counsel and Corporate Secretary of Navistar and Navistar, Inc. (December 2007 to April 2017) 2700 Navistar Dr. Lisle, IL 60532	USA
Samara A. Strycker	Senior Vice President and Corporate Controller of Navistar	2700 Navistar Dr. Lisle, IL 60532	N/A	USA
Richard E. Bond	Associate General Counsel and Corporate Secretary of Navistar (since June 2017)	2700 Navistar Dr. Lisle, IL 60532
General Attorney and Assistant Corporate Secretary of Navistar, Inc. (June 2015 to June 2017)
2700 Navistar Dr.
Lisle, IL 60532

Assistant General Attorney of Navistar, Inc. (June 2009 to June 2015)
2700 Navistar Dr.
Lisle, IL 60532
USA

ITEM 4. TERMS OF THE TRANSACTION

(a)(1) Material Terms – Tender Offers. Not applicable

(a)(2) Material Terms – Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Annual Meeting and the Merger”
“Summary about the Annual Meeting – Vote Required”
“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Special Factors – Opinion of Bank of America Europe DAC”
“Special Factors – Opinion of Goldman Sachs Bank Europe SE”
“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Merger”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”
“Special Factors – Plans for the Company after the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Board of Directors”
“The Merger – Background of the Merger”
“The Merger – Treatment of Outstanding Equity Plan Awards”
“The Merger – Merger Consideration”
“The Merger – Interests of Certain Persons in the Merger”
“The Merger – Material U.S. Federal Income Tax Consequences of the Merger”
“The Merger Agreement – Treatment of Common Stock and Outstanding Equity Plan Awards”
“The Merger – Opinions of the Financial Advisors to the Company”
“The Merger – Opinion of J.P. Morgan Securities LLC”
“The Merger – Opinion of PJT Partners LP”
“The Voting Agreements”
“Annex A: Agreement and Plan of Merger”
“Annex B: Icahn Voting and Support Agreement”
“Annex C: MHR Voting and Support Agreement”
“Annex E: Opinion of J.P. Morgan Securities LLC”
“Annex F: Opinion of PJT Partners LP”
“Annex G: Opinion of Bank of America Europe DAC”
“Annex H: Opinion of Goldman Sachs Bank Europe SE”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Annual Meeting and the Merger”
“The Merger – Treatment of Outstanding Equity Plan Awards”
“The Merger – Merger Consideration”
“The Merger – Interests of Certain Persons in the Merger”
“The Merger Agreement – Treatment of Common Stock and Outstanding Equity Plan Awards”
“The Voting Agreements”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal – Appraisal Rights”
“Questions and Answers about the Annual Meeting and the Merger”
“The Annual Meeting – Rights of Stockholders Who Seek Appraisal”
“Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 3 – Election of Directors – Board Practices, Policies and Processes – Transactions with Related Persons”

“Transactions between the Company and Purchaser Group Members”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Merger”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”
“Special Factors – Plans for the Company after the Merger”
“Special Factors – Fees and Expenses”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Board of Directors”
“The Voting Agreements”
“Information about Stock Ownership”
“Transactions between the Company and Purchaser Group Members”
“Annex A: Agreement and Plan of Merger”
“Annex B: Icahn Voting and Support Agreement”
“Annex C: MHR Voting and Support Agreement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Annual Meeting and the Merger”
“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Merger”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”
“Special Factors – Plans for the Company after the Merger”
“Special Factors – Fees and Expenses”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Board of Directors”
“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Transactions between the Company and Purchaser Group Members”
“The Voting Agreements”
“Annex A: Agreement and Plan of Merger”
“Annex B: Icahn Voting and Support Agreement”
“Annex C: MHR Voting and Support Agreement”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Annual Meeting and the Merger”
“Special Factors – Plans for the Company after the Merger”
“The Merger – Treatment of Outstanding Equity Plan Awards”
“The Merger – Merger Consideration”
“The Merger – Interests of Certain Persons in the Merger”
“The Merger Agreement – Treatment of Common Stock and Outstanding Equity Plan Awards”

(c)(1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Annual Meeting and the Merger”
“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Merger”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”
“Special Factors – Plans for the Company after the Merger”
“Special Factors – Fees and Expenses”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Board of Directors”
“The Merger – Interests of Certain Persons in the Merger”
“The Merger Agreement”
“Delisting and Deregistration of Common Stock”
“Annex A: Agreement and Plan of Merger”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“The Merger – Background of the Merger”
“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Merger”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Merger”
“The Merger – Background of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“The Merger – Background of the Merger”
“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Merger”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Annual Meeting and the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Board of Directors”
“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Merger”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”
“Special Factors – Plans for the Company after the Merger”
“The Merger – Background of the Merger”
“The Merger – Treatment of Outstanding Equity Plan Awards”
“The Merger – Merger Consideration”
“The Merger – Interests of Certain Persons in the Merger”
“The Merger Agreement – Treatment of Common Stock and Outstanding Equity Plan Awards”
“The Merger - Material U.S. Federal Income Tax Consequences of the Merger”
“Appraisal Rights”
“Annex A: Agreement and Plan of Merger”

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Annual Meeting and the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Board of Directors”
“The Merger – Background of the Merger”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”
“Special Factors – Opinion of Bank of America Europe DAC”
“Special Factors – Opinion of Goldman Sachs Bank Europe SE”
“The Merger – Opinions of the Financial Advisors to the Company”
“The Merger – Opinion of J.P. Morgan Securities LLC”
“The Merger – Opinion of PJT Partners LP”
“Annex E: Opinion of J.P. Morgan Securities LLC”
“Annex F: Opinion of PJT Partners LP”
“Annex G: Opinion of Bank of America Europe DAC”
“Annex H: Opinion of Goldman Sachs Bank Europe SE”

The financial presentation dated November 7, 2020, prepared by Bank of America Europe DAC for TRATON’s Supervisory Board and Executive Board is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

The presentation materials dated November 7, 2020, prepared by Goldman Sachs Bank Europe SE for TRATON’s Supervisory Board and Executive Board is attached hereto as Exhibit (c)(4) and is incorporated by reference herein.

The valuation analysis of J.P. Morgan Securities LLC and PJT Partners LP presented to the Chairman’s Committee of Navistar dated July 28, 2020 is attached hereto as Exhibit (c)(7) and is incorporated by reference herein.

The illustrative combination analysis of J.P. Morgan Securities LLC and PJT Partners LP presented to the Chairman’s Committee of Navistar  dated July 31, 2020 is attached hereto as Exhibit (c)(8) and is incorporated by reference herein.

The valuation analysis of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar dated October 7, 2020 is attached hereto as Exhibit (c)(9) and is incorporated by reference herein.

The discussion materials of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar dated October 12, 2020 is attached hereto as Exhibit (c)(10) and is incorporated by reference herein.

The discussion materials of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar dated October 15, 2020 is attached hereto as Exhibit (c)(11) and is incorporated by reference herein.

The discussion materials of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar dated November 6, 2020 is attached hereto as Exhibit (c)(12) and is incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Annual Meeting and the Merger”
“Summary about the Annual Meeting – Vote Required”
“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”
“The Merger – Background of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: Not Applicable.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Reasons for the Merger; Recommendation of the Board”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Board”

(f) Other Offers.

“Special Factors – Reasons for the Merger; Recommendation of the Board”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Board”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Questions and Answers about the Annual Meeting and the Merger”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”
“Special Factors – Opinion of Bank of America Europe DAC”
“Special Factors – Opinion of Goldman Sachs Bank Europe SE”
“The Merger – Background of the Merger”
“The Merger – Reasons for the Merger; Recommendation of the Company’s Board of Directors”
“The Merger – Opinions of the Financial Advisors to the Company”
“The Merger – Opinion of J.P. Morgan Securities LLC”
“The Merger – Opinion of PJT Partners LP”
“The Merger –Summary of Material Financial Analysis”
“The Merger – Certain Company Forecasts”
“Annex E: Opinion of J.P. Morgan Securities LLC”
“Annex F: Opinion of PJT Partners LP”

“Annex G: Opinion of Bank of America Europe DAC”
“Annex H: Opinion of Goldman Sachs Bank Europe SE”

The financial presentation dated November 7, 2020, prepared by Bank of America Europe DAC for TRATON’s Supervisory Board and Executive Board is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

The presentation materials dated November 7, 2020, prepared by Goldman Sachs Bank Europe SE for TRATON’s Supervisory Board and Executive Board is attached hereto as Exhibit (c)(4) and is incorporated by reference herein.

The valuation analysis of J.P. Morgan Securities LLC and PJT Partners LP presented to the Chairman’s Committee of Navistar dated July 28, 2020 is attached hereto as Exhibit (c)(7) and is incorporated by reference herein.

The illustrative combination analysis of J.P. Morgan Securities LLC and PJT Partners LP presented to the Chairman’s Committee of Navistar dated July 31, 2020 is attached hereto as Exhibit (c)(8) and is incorporated by reference herein.

The valuation analysis of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar dated October 7, 2020 is attached hereto as Exhibit (c)(9) and is incorporated by reference herein.

The discussion materials of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar dated October 12, 2020 is attached hereto as Exhibit (c)(10) and is incorporated by reference herein.

The discussion materials of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar dated October 15, 2020 is attached hereto as Exhibit (c)(11) and is incorporated by reference herein.

The discussion materials of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar dated November 6, 2020 is attached hereto as Exhibit (c)(12) and is incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of Navistar during its regular business hours by any interested holder of Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from Navistar at the email address provided under the caption “Where You Can Find More Information” in the Proxy Statement, which is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“The Merger – Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary of Proposal 1 – Merger Proposal”
“Special Factors – Fees and Expenses”

(d) Borrowed Funds. None.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information about Stock Ownership”
“Important Additional Information Regarding the Purchaser Group Members”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Transactions in Common Stock”
“The Voting Agreements”
“Information about Stock Ownership”
“The Merger – Interests of Certain Persons in the Merger”
“Transactions Between the Company and Purchaser Group Members”
“Annex B: Icahn Voting and Support Agreement”
“Annex C: MHR Voting and Support Agreement”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary About the Annual Meeting – Vote Required”
“Questions and Answers about the Annual Meeting and the Merger”
“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Special Factors – Purchaser Group Members’ Purpose and Reasons for the Merger”;
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”
“The Merger – Background of the Merger”
“The Voting Agreements”
“Annex B: Icahn Voting and Support Agreement”
“Annex C: MHR Voting and Support Agreement”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary About the Annual Meeting – Vote Required”
“Questions and Answers about the Annual Meeting and the Merger”
“Special Factors – Reasons for the Merger; Recommendation of the Board”
“Special Factors – Purchaser Group Members’ Purpose and Reasons for the Merger”
“Special Factors – Position of the Purchaser Group Members as to the Fairness of the Merger”
“The Merger – Background of the Merger”
“The Voting Agreements”
“Annex B: Icahn Voting and Support Agreement”
“Annex C: MHR Voting and Support Agreement”

ITEM 13. FINANCIAL STATEMENTS

(a) Financial Statements. The audited financial statements set forth in Navistar’s Annual Report on Form 10-K for the year ended October 31, 2020 is incorporated by reference herein. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Proposal 4 – Say-On-Pay-Executive Overview-Highlights of 2020 Results – Financial and Strategic”
“Special Factors – Purchaser Group Members’ Purposes and Reasons for the Merger”
“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Annual Meeting and the Merger”
“The Annual Meeting – Solicitation of Proxies; Payment of Solicitation Expenses”

ITEM 15. ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Proposal 2 – Merger Compensation Proposal – Golden Parachute Compensation”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Exhibit No.	Description
(a)(1)
Preliminary Proxy Statement of Navistar International Corporation (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement by Navistar International Corporation with the SEC)

(c)(1)	Opinion of Bank of America Europe DAC to the Executive Board and Supervisory Board of TRATON dated November 7, 2020 (incorporated by reference to Annex G of the Proxy Statement)

(c)(2)*	Presentation materials of Bank of America Europe DAC to the Executive Board and Supervisory Board of TRATON dated November 7, 2020

(c)(3)	Opinion of Goldman Sachs Bank Europe SE Board Presentation to the Executive Board and Supervisory Board of TRATON dated November 7, 2020 (incorporated by reference to Annex H of the Proxy Statement)

(c)(4)*	Presentation materials of Goldman Sachs Bank Europe SE to the Executive Board and Supervisory Board of TRATON dated November 7, 2020

(c)(5)	Opinion of J.P. Morgan Securities LLC (incorporated by reference to Annex E of the Proxy Statement)

(c)(6)	Opinion of PJT Partners LP (incorporated by reference to Annex F of the Proxy Statement)

(c)(7)*	Valuation Analysis of J.P. Morgan Securities LLC and PJT Partners LP presented to the Chairman’s Committee of Navistar International Corporation dated July 28, 2020†

(c)(8)*	Illustrative Combination Analysis of J.P. Morgan Securities LLC and PJT Partners LP presented to the Chairman’s Committee of Navistar International Corporation dated July 31, 2020

(c)(9)*	Valuation Analysis of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar International Corporation dated October 7, 2020

(c)(10)*	Discussion Materials of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar International Corporation dated October 12, 2020

(c)(11)*	Discussion Materials of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar International Corporation dated October 15, 2020

(c)(12)*	Discussion Materials of J.P. Morgan Securities LLC and PJT Partners LP presented to the Board of Directors of Navistar International Corporation dated November 6, 2020

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2020, by and among Navistar International Corporation, TRATON SE and Dusk Inc. (incorporated by reference to Annex A of the Proxy Statement)

(d)(2)
Voting and Support Agreement, dated as of November 7, 2020, by and among TRATON SE, Dusk Inc. and Carl Icahn, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Offshore LP, Icahn Onshore LP, Beckton Corp., Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P. and Icahn Enterprises G.P. Inc. (incorporated by reference to Annex B of the Proxy Statement)

(d)(3)
Voting and Support Agreement, dated as of November 7, 2020, by and among TRATON SE, Dusk Inc. and MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP and MHR Institutional Partners III LP. (incorporated by reference to Annex C of the Proxy Statement)

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex D of the Proxy Statement)

* To be filed herewith
† Confidential treatment has been requested for certain confidential information contained in this exhibit.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 22, 2020

NAVISTAR INTERNATIONAL CORPORATION

By:	/s/ Walter G. Borst
Name:	Walter G. Borst
Title:	Executive Vice President and Chief Financial Officer

TRATON SE

By:	/s/ Matthias Gründler
Name:	Matthias Gründler
Title:	Chief Executive Officer

By:	/s/ Christian Schulz
Name:	Christian Schulz
Title:	Chief Financial Officer

VOLKSWAGEN AG

By:	/s/ Matthias Gründler
Name:	Matthias Gründler
Title:	Chief Executive Officer of TRATON SE

By:	/s/ Christian Schulz
Name:	Christian Schulz
Title:	Chief Financial Officer of TRATON SE

DUSK INC.

By:	/s/ Do Young Kim
Name:	Do Young Kim
Title:	Chairman

By:	/s/ Franz Haslinger
Name:	Franz Haslinger
Title:	Secretary and Treasurer

TRATON US INC.

By:	/s/ Do Young Kim
Name:	Do Young Kim
Title:	Chairman

By:	/s/ Franz Haslinger
Name:	Franz Haslinger
Title:	Secretary and Treasurer